Mail Stop 4561

                                                      January 6,
2006

BGI`s Product Management Team, Intermediary Investors
    and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
45 Fremont Street
San Francisco, California  94105

Re:	iShares GSCI Commodity-Indexed Trust
	iShares GSCI Commodity-Indexed Investing Pool LLC
	Amendment No. 3 to Registration Statement on Form S-1
	Registration No. 333-126810
	Filed December 23, 2005

Dear Sirs/Mdmes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2. Please confirm that you will submit the referenced request for "no action" relief to the Division of Market Regulation. In addition, please confirm that your shares will not begin trading prior to the granting of such "no action" relief.

Prospectus Cover Page

2. Please advise us whether your shares have been approved for listing by the New York Stock Exchange.

3. We note your response to comment 5. However, it appears that an
Authorized Participant that is acting as an underwriter will generally sell shares at a price at least equal to, or in excess of, the price at which it purchased the shares (i.e. net asset value) but for a price no greater than the price at which an investor could purchase the shares on the NYSE. Consequently we reissue the comment with respect to Authorized Participants acting as underwriters. Refer to Instruction 2 to 501(b)(3).

4. We note your response to comment 6. Please confirm that the initial purchaser will be a qualified institutional buyer or an institutional accredited investor.

Investing Pool Agreement, page 49

5. We note that PricewaterhouseCoopers LLP, as your Tax
Administrator, will "maintain some records and carry out some duties on behalf of the Investing Pool." Please tell us in sufficient detail the types of services to be provided by PricewaterhouseCoopers
LLP and how you evaluated such services under Rule 2-01 of Regulation
S-X in determining that these are permitted services.

Conflicts of Interest, page 58

6. We note your response to comment 14. Please revise the disclosure to clarify that you may or may not prevail on the question of waiver in a legal proceeding.

Part II

Item 17.  Undertakings.

7. Please update your Item 512(a) undertakings in accordance with the amendments to that required disclosure that became effective as of December 1, 2005.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Edward J. Rosen

BGI's Product Management Team
iShares GSCI Commodity-Indexed Trust
January 6, 2006
Page 3